Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES ANNOUNCES
2011 ANNUAL GENERAL MEETING

Tel Aviv, Israel – October 31, 2010 – RiT Technologies (NASDAQ: RITT) today announced that its 2011 Annual General Meeting of Shareholders will be held on Monday, December 5, 2011 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

The record date for the meeting is November 2, 2011. The Company will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

The agenda of the annual general meeting is as follows:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.
To approve the re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2011; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

3.	To approve the renewal of the Enterprise Distributor Agreement between the Company and STINS Corp., a subsidiary of STINS COMAN Incorporated, the controlling shareholder of the Company;

4.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2010; and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

For additional information please refer to the above referenced Proxy Statement.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi
CFO
+972-77-270-7210
motia@rit.co.il